Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

      NEWSRELEASE

LAKE SHORE GOLD ANNOUNCES $10 MILLION DEBT PREPAYMENT DRIVEN BY CONTINUED
STRONG OPERATING RESULTS AND INCREASING CASH POSITION

Toronto, Ontario – (June 5, 2014) – Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) (TSX: LSG) (NYSE MKT: LSG) announced today that, on June 4, 2014, the Company made a $10 million prepayment on its standby line of credit (“standby line”) with Sprott Resource Lending Partnership (“Sprott”), reducing the outstanding principal on the standby line from $30 million to $20 million.  Under terms of the credit facility agreement with Sprott, the Company is entitled to prepay up to $10 million of the standby line in 2014 without penalty. The prepayment brings total debt repayments to date in 2014 to approximately $16 million, with the other $6 million related to monthly payments on the Company’s gold loan, also with Sprott. The remaining principal owing on the gold loan totals approximately $15 million, with the total debt owing to Sprott having been reduced to approximately $35 million.

Supported by strong operating results, the Company’s cash position has grown significantly, with cash and bullion increasing from a low of $15 million at the end of September 2013, to approximately $55 million at June 3, 2014. Based on the progress made with strengthening its balance sheet, the $10 million prepayment was made on June 4, 2014. Production in the first quarter of 2014 totaled 44,600 ounces, with the Company on track to exceed that level of production in the second quarter of the year. The Company’s operating results for the second quarter of 2014 will be released in early July.

Excluded from the $55 million of cash and bullion at June 3, 2014 was an additional $5 million raised through a non-brokered flow-through financing completed on May 22, 2014. The financing, which will fund drilling outside the Company’s current operating mines, is part of a plan to advance the Company’s projects and to begin to realize the significant potential of its highly prospective exploration properties.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Our operating results continue to be strong, with both our mines and our mill performing very well. Solid production, coupled with low unit operating costs, have driven our cash and bullion higher and positioned us to make the $10 million prepayment on our standby line. Following this payment, we have total cash and bullion of approximately $50 million and expect to grow our cash position throughout the year through internally generated cash flow. With our strengthening balance sheet, we are well financed to fund all of our capital, operating and exploration programs through the end of 2014 while also continuing to pay down debt, with a target for total debt repayments in 2014 of $25 million.

“Going forward, our overriding priority remains to build on our growing track record of meeting and exceeding our production and cost targets, which is the key to further growth in our cash position and additional debt reduction. We are also drilling to extend mine life at both our Timmins West and Bell Creek mines, with a goal of at least replacing the reserves we mine each year going forward. In addition, supported by our recent flow-through financing, we are planning to resume work in order to advance our projects, to more fully realize and demonstrate their value potential, and to bring exploration excitement back into our company. We have a number of highly prospective exploration properties, with the 144 property, located directly adjacent to Thunder Creek, expected to be a primary target for drilling over the remainder of this year and next.”

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company's common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on SEDAR at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

For further information, please contact:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold Corp.
(416) 703-6298
Website: www.lsgold.com